

Brisa



05007271

RECEIVED

2005 APR 12 P 2:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855

SUPPL

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

04.ABR2005 010025

Ref: Rule 12g3-2(b) exemption: submission of information

April, 4th, 2005

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

PROCESSED

APR 25 2005

THOMSON FINANCIAL

Best regards,



Luís D'Eça Pinheiro

Corporate & Investor Relations



Brisa-Auto-Estradas de Portugal SA

Quinta da Torre da Aguilha - Edifício Brisa 2785-599 São Domingos de Rana

EC Carcavelos - Ap.250 2776-956 Carcavelos Portugal Tel. 21 444 85 00 Fax 21 444 87 36 www.brisa.pt

MCRC CASCAIS nº 10.583 - NIPC 500 048 177 - Capital Social € 600.000.000,00 - Sociedade com o capital aberto ao investimento do público



PRESS RELEASE

BRISA Auto-Estradas de Portugal, S.A public company with head-office at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, holder ot tax number 500048177, registered at the Commercial Registry Office of Cascais under no.° 10583, with a share capital of Euro 600 000 000

Under the terms and for the purposes of Article 17 no. 1 of the Securities Code, and in compliance with Article 16 of the said Code BRISA Auto-Estradas de Portugal, S.A. hereby announces that it received from GARTMORE INVESTMENT MANAGEMENT PLC, with head-office at Gartmore House 8 Fenchurch Place, London EC3M 4PB, communication providing the following information:

"Pursuant to provisions in article 16 of the Securities Code we hereby inform that following operation carried out on 23 March 2005 involving the purchase of 1 054 517 shares we presently hold a qualifying holding in BRISA Auto-Estradas de Portugal, S.A.. As result, we currently hold 12 798 315 shares corresponding to 2.13% of overall voting rights.

The holders of the shares concerned are identified in document attached hereto. The qualifying holding referred hereinabove was calculated based on information provided to us by Excel Financial Limited. The total number of shares referred above includes holdings controlled by Gartmore Investment Limited (GIL), Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners (GGP) (subsidiaries of Gartmore Group held by Nationwide Mutual Insurance Company), acting as discretionary managers on behalf of the clients and Funds identified in document attached hereto, which thus hold the right to exercise the voting rights inherent in the said shares and the powers to sell them. The shares are held merely for investment purposes of the clients and Funds concerned."

We further inform that taking into account the current number of own shares held by BRISA, the equity holding hereby declared corresponds to 2.14 % of voting rights.

São Domingos de Rana, 31 March 2005

The Company's Secretary